May 20, 2013

Via: EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Response to Comments on Form 10-K for fiscal year ended December 31, 2012, filed March 18, 2013. File No. 001-33528

Dear Mr. Rosenberg:

On behalf of OPKO Health, Inc., we submit this letter in response to your comments of May 8, 2013, on our Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”). For convenience, we have included your comments in italics before each of the responses. References in our responses to “we”, “our”, “us”, or the “Company” mean OPKO Health, Inc. and its subsidiaries.

General

1.	We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear review of your filing until we have the opportunity to resolve any resulting comments.

Response

We understand that you have not yet reviewed the Part III information that is included in our Form 10-K and that you may have further comments after reviewing that information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations for the Years Ended December 31, 2012 and December 31, 2011

Research and Development Expenses, page 56

2.	For your research and development projects, please revise your discussion to quantify the costs incurred during each period presented and to date.

OPKO Health, Inc. | 4400 Biscayne Boulevard, Miami, FL 33137 | fax 305.575.4140 | www.opko.com

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 20, 2013

Response

We believe the disclosure of most relevance to investors and other users of our financial statements are the individual components of our overall research and development costs. Our most significant research and development cost are internal research and development expenses. Internal research and development expenses, which principally include employee-related costs such as salaries, benefits and stock-based compensation expenses, are not tracked on a project basis. Other unallocated internal research and development expenses are incurred to support overall research and development activities and include expenses related to general overhead and facilities and are managed as a shared pool of resources for the benefit of multiple programs and are neither tracked nor managed by program, by stage of development, by therapeutic or diagnostic class or on any other basis that would be meaningful to investors. As a result, we are unable to provide quantitative disclosure indicating the amount of internal research and development expenses on a program basis, by stage of development, or by therapeutic class or diagnostic programs. However, we will enhance our current disclosure by separately presenting employee-related expenses, which is the largest component of internal research and development costs.

In future filings, we will disclose spending on our Phase 3 clinical trials or Premarket Approval (“PMA”) programs in our management discussion and analysis. Expenses incurred for programs in Phase 3 clinical trials or PMA development are typically more significant than expenses incurred for programs in earlier stages of development and have a greater potential impact on our near-term revenue, earnings and cash flows.

Liquidity and Capital Resources, page 58

3.	In the note to your contractual obligations table, please quantify the amount of interest that is included in the table and contractual obligations that are excluded from the table. If no interest is included, revise your table to include the estimated interest payments and provide the requested disclosure. For the note of your excluded contractual obligations, disclose the estimated timing of the payments or the types of events that will trigger the payments.

Response

In future filings, we will include the following disclosure in our contractual obligations table:

Contractual obligations (In thousands)	2013	2014		2015		2016		2017		After 2018		Total
Open purchase orders	$4,183	$	—	$	—	$	—	$	—	$	—	$4,183

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 20, 2013

Operating leases	2,007	1,750	1,288	1,134	705	1,849	8,733
Mortgages and other debts payable	2,208	629	540	415	375	2,080	6,247
Credit lines	15,195	—	—	—	—	—	15,195
Interest commitments	1,273	147	125	108	94	162	1,909

Total	$24,866	$2,526	$1,953	$1,657	$1,174	$4,091	$36,267

The preceding table does not include information where the amounts of the obligations are not currently determinable, including contractual obligations in connection with clinical trials that are dependent on enrollment and the length of the clinical trials, product license agreements and contingent consideration that includes payments upon achievement of certain milestones. The payments on our product license and contingent consideration, which will be made in either cash or in shares of our Common Stock, will be triggered upon events such as meeting development milestones, the completion of successful clinical trials, new drug application approvals by the U.S. FDA and revenue milestones upon the achievement of certain revenue targets, all of which are anticipated to be paid within the next 7 years.

Consolidated Statements of Operations, page 68.

4.	Please revise your presentation to eliminate the line item “gross margin excluding amortization of intangible assets.” Please also revise your discussions throughout your document to eliminate the use of this item. Refer to SAB Topic 11.B.

Response

We acquire intangible assets through asset acquisitions and business combinations and record the associated amortization expense as an operating expense in our Consolidated Statement of Operations. In accordance with SAB Topic 11.B, we disclose that the expense related to amortization of intangible assets is excluded from our cost of revenue and included in operating expense on the face of our Consolidated Statement of Operations.

Notes to Consolidated Financial Statements.

Note 3 Acquisition, Investments, and Licenses, page 77.

5.	Please revise your disclosures to include the following for the acquisitions discussed here as required by ASC 805-10-50-2h:

•	The amounts of revenue and earnings of the seven business combinations completed in 2012 included in your consolidated statements of operations; and

•	The revenue and earnings of the combined entity as though the business combinations completed in 2012 had occurred as of the beginning of 2011.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 20, 2013

Response

In assessing ASC 805-10-50-2h, we note that these disclosures are only required for material business combinations either individually or in the aggregate, as defined within Rule SX-3-05. None of the business combinations completed during 2012 were deemed to be material on an individual or aggregate basis. Therefore, we are not required to disclose this information.

Note 10 Income Taxes

Other Income Tax Disclosures, page 95

6.	Please revise your disclosure to describe and quantify the items that are included in “other items including valuation allowance adjustments and permanent items.” Please refer to ASC 740-10-50-12.

Response

In future filings, we will revise our disclosure of other items, including valuation allowance adjustments and permanent items to reflect the following:

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.1	3.6	3.5
Foreign income tax	(0.9)	(1.9)	(1.2)
Research and development tax credits	(0.3)	0.2	(32.7)
Original issue discount	—	0.1	5.2
Valuation allowance	(11.4)	35.9	(4.8)
Other items	(0.7)	2.0	(4.9)

Total	24.8%	74.9%	0.1%

Note 17 Segments, page 100

7.	Please revise your segment disclosures to include the following:

•	Revenues for each product or group of similar products as required by ASC 280-10-50-40; and

•	Separately quantify the long-lived assets located in the U.S. and in other foreign countries as required by ASC 280-10-50-41.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 20, 2013

Response

Our product revenue is generated through generic pharmaceutical product sales of more than 100 individual products across a number of therapeutic areas. Accordingly, we group all of our product sales within one group under the pharmaceuticals product segment. In addition, our service revenue is principally generated by our CLIA laboratory through more than 50 service offerings. Accordingly, we group all of our service revenue within one group under our diagnostics segment.

We have disclosed our long-lived assets located in the U.S. and in foreign countries as required by ASC 280-10-50-41 in Note 10 Income Taxes.

Item 9A. Controls and Procedures

Changes to the Company’s Internal Control Over Financial Reporting, page 107

8.	We note your disclosure that “Other than as set forth above. there have been no changes to the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.” Revise to state clearly, if correct, the changes in your internal control over financial reporting that occurred during the fourth quarter of fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response

The Company believes that the disclosure provided in its Form 10-K does state clearly that there were changes in the Company’s internal control over financial reporting that occurred during such quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

By expressly excepting each such change from the statement in the Form 10-K, and stating that there were no changes in the Company’s internal control over financial reporting that occurred during such quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting, the Company believes that it indicated: (1) that there were changes during the fourth quarter of the fiscal year ended December 31, 2012 in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting; and (2) what those changes were.

However, the Company hereby confirms to the Staff that in its future periodic filings it will not use this form of disclosure in discussing the effect of such changes in its internal control over financial reporting (i.e., stating no such changes with such effect except as otherwise noted or similar language), but will state, if true, that there were changes in the Company’s internal

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

May 20, 2013

control over financial reporting that occurred during such quarter that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

In connection with the Staff’s comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Juan F. Rodriguez
Juan F. Rodriguez Senior Vice President, Chief Financial Officer

cc: Dr. Phillip Frost, M.D.